UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of SEPTEMBER 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 18 September 2025 – Cadeler has signed a firm contract with Ocean Winds for the transportation and installation of 26 Siemens Gamesa 14MW offshore wind turbines at the BC-Wind offshore wind farm in the Polish Baltic Sea. The value of the contract to Cadeler is expected to be between EUR 49 million and EUR 58 million.

The signing of this firm contract follows the Vessel Reservation Agreement (VRA) signed in February 2025 between Cadeler and Ocean Winds. When fully completed, BC-Wind will have a total capacity of up to 390 MW, supplying clean electricity to nearly half a million Polish households. The Project is located about 23 km from the Polish coastline, north of the Pomeranian Voivodeship. It is Ocean Winds’ first project in Poland and will play an important role in the country’s ambitious offshore wind plans.

The installation is set to start in 2028 and to continue for approximately 4 months. Cadeler will deploy one of its O-class wind turbine installation vessels and will operate from the Port of Gdańsk in Poland.

Cadeler and Ocean Winds have worked together previously, most recently on the Moray West offshore wind farm off the coast of Scotland, but this contract represents their first direct contractual partnership.

Mikkel Gleerup, CEO of Cadeler, comments: “With this firm contract now signed, we are ready to bring our best-in-class fleet and experienced crews to support Ocean Winds on this important project. Poland is establishing itself as a key offshore wind market in Europe, and this project will be a significant step in strengthening the country’s renewable energy ambitions. We look forward to expanding our presence in the Polish Baltic Sea, building on the strong pipeline of projects we have already secured in the region.”

Strong position in the Polish offshore wind market

This project reaffirms Cadeler’s strong position in the Polish offshore wind market and is a natural continuation of four other milestone projects in Cadeler’s Polish pipeline.

This July, Cadeler began installation work on the Baltic Power project, which will become Poland’s first offshore wind farm. From the Port of Rønne on the Danish island of Bornholm, Cadeler will execute the transportation and installation of 76 Vestas 15 MW turbines. The 1.2 GW project will have the capacity to power over 1.5 million households with green energy once fully commissioned next year.

In February 2024, Cadeler signed a contract with Ørsted and PGE Polska Grupa Energetyczna for the transport and installation of Siemens Gamesa 14 MW turbines at Baltica 2, part of the Baltica Offshore Wind Farm. The project is scheduled for completion by the end of 2027.

In October 2024, Cadeler signed firm contracts with Equinor and Polenergia joint ventures for the installation of two offshore wind farms, Bałtyk 2 and Bałtyk 3, with operations scheduled to begin in 2027.

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For further information, please contact:

Cadeler Press Office

press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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